SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of August, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND JUNE 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)		    <c>        <c>          <c>
                                                                              US$ DLLS.
                                                      December 31, June 30,    June 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$      7,038$     56,809       5,272
  Accounts receivable, net .........................       8,748       8,722         809
  Due from related parties .........................      24,900      37,588       3,488
  Taxes recoverable and other assets ...............      76,987      46,914       4,354
  Inventories, net .................................       4,188           0           0
            Total current assets ...................     121,861     150,033      13,924
LONG-TERM RELATED PARTIES ..........................   8,903,032   8,063,778     748,365
PROPERTY, PLANT AND EQUIPMENT, net .................     407,528     386,415      35,862
INVESTMENT IN SUBSIDIARIES .........................   6,510,256   2,624,275     243,548
OTHER ASSETS, net ..................................     566,103     478,188      44,379
            Total  assets ..........................$ 16,508,780$ 11,702,689   1,086,076

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     107,713     117,327      10,889
  Interest payable .................................           0         114          11
  Trade accounts payable ...........................       7,432       2,121         197
  Accrued liabilities ..............................     191,929     116,894      10,848
            Total  current liabilities .............     307,074     236,456      21,944
LONG-TERM DEBT .....................................   6,114,279   5,787,622     537,124
LONG-TERM RELATED PARTIES ..........................   5,571,540   1,250,965     116,097
LIABILITY FOR CAPITALIZATION........................   3,183,926           0           0
            Total long term liabilities ............  14,869,745   7,038,587     653,221
            Total  liabilities .....................  15,176,819   7,275,043     675,165
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   1,331,961   4,427,646     410,911
            Total liabilities and stockholders' equi$ 16,508,780$ 11,702,689   1,086,076

               Exchange rate: $ 10.7752

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. June  Acum. June
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -145,348$    -38,425      -3,566
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      13,419       5,993         556
       Amortization of debt issuance cost and other
           financing costs .....................................     325,312           0           0
       Loss in subsidiaries ....................................     568,818   1,167,447     108,346
       Deferred income taxes ...................................      82,068      58,266       5,407
       Other....................................................           0           0           0
       Total items which do not require cash....................     989,617   1,231,706     114,309
  Net resources generated from income ..........................     844,269   1,193,281     110,743
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      -4,188       4,188         389
    Decrease (Increase) in current assets ......................     -76,987      30,073       2,791
    Decrease (increase) in account receivables, net ............      69,468     -12,662      -1,175
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      45,875     -80,232      -7,446
  Resources generated by operating activities ..................     878,437   1,134,648     105,302
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -834,932  -7,175,378    -665,916
       Increase (Decrease) in capital ..........................          47     282,681      26,234
       Gain on shares acquisition ..............................           0   2,891,425     268,341
  Net resources generated from financing activities ............    -834,885  -4,001,272    -371,341
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............           0        -607         -56
       Investment in subsidiaries ..............................           0   2,886,094     267,846
       Increase in deferred assets .............................     -36,109      30,908       2,868
  Net resources applied to investing activities ................     -36,109   2,916,395     270,658
INCREASE IN CASH AND CASH EQUIVALENTS ..........................       7,443      49,771       4,619
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............        -405       7,038         653
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$      7,038$     56,809US     5,272


* The exchange rate of 10.7752 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$    38,111$   -120,997     N/A           3,349     -11,229     N/A

Selling and Administrative expenses .....      2,533       1,976        -22%         211         183        -13%
     Operating income ...................     35,578    -122,973     N/A           3,138     -11,412     N/A
FINANCIAL EXPENSE:
Interest expense ........................    433,358     113,072        -74%      36,038      10,494        -71%
Interest income .........................   -320,319    -274,999        -14%     -26,638     -25,521         -4%
Exchange (gain) loss, net ...............    248,201     -18,720     N/A          20,641      -1,737     N/A
Gain on monetary position ...............     20,430       4,554        -78%       1,699         423        -75%
  Total financial expense ...............    381,670    -176,093     N/A          31,740     -16,341     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     -1,649     -41,585       2422%        -137      -3,859       2717%
  Total other income (expense) ..........     -1,649     -41,585       2422%        -137      -3,859       2717%
  Income (loss) before income and asset t   -347,741      11,535     N/A         -28,739       1,070     N/A
Provisions for income and asset taxes ...      8,543           0       -100%         710           0       -100%
Provision for deferred income taxes .....    -16,173     -21,217         31%      -1,345      -1,969         46%
Net income ..............................$  -340,111$     32,752     N/A         -28,104       3,039     N/A

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$  -748,332$ -1,167,447         56%     -64,253    -104,826         63%

Selling and Administrative expenses .....      4,051       3,369        -17%         341         308        -10%
     Operating income ...................   -752,383  -1,170,816         56%     -64,594    -105,134         63%
FINANCIAL EXPENSE:
Interest expense ........................    812,824     236,273        -71%      68,570      21,515        -69%
Interest income .........................   -621,042  -1,491,460        140%     -52,419    -134,344        156%
Exchange (gain) loss, net ...............    205,737     -20,815     N/A          17,001      -1,925     N/A
Gain on monetary position ...............    -74,554     -23,684        -68%      -6,444      -2,103        -67%
  Total financial expense ...............    322,965  -1,299,686     N/A          26,708    -116,857     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............      1,581    -109,029     N/A             140      -9,893     N/A
  Total other income (expense) ..........      1,581    -109,029     N/A             140      -9,893     N/A
  Income (loss) before income and asset t  -1,073,76      19,841     N/A         -91,162       1,830     N/A
Provisions for income and asset taxes ...      8,543           0       -100%         710           0       -100%
Provision for deferred income taxes .....     -6,248      58,266     N/A            -494       5,141     N/A
Net income ..............................$ -1,076,06$    -38,425        -96%     -91,378      -3,311        -96%


CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

DEBT RESTRUCTURE:

THE COMPANY HAS SUCCESFULLY FINISHED AND FORMALIZED ALL THE AGREEMENTS RELATED WITH ITS FINANCIAL RESTRUCTURING ON FEBRUARY 23rd, 2005. THE PREVIOUS SIGNIFICANTLY STRENGHTS THE FINANCIAL POSITION OF THE COMPANY AND CONSOLIDATES ITS LEADERSHIP AS THE LARGEST PAPER PRODUCER IN MEXICO.



SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS.

1.1	PRESENTATION BASIS:

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED TO FULFILL THE LEGAL
DISPOSITION REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY, THEREFORE, ITS INVESTMENT ON STOCK OF SUBSIDIARY COMPANIES IS VALUATED UNDER THE PARTICIPATION METHOD.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A)	THE UNCONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN
PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMENDMENTS, ISSUED
BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THIS BULLETIN REQUIRES
A RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET, THEREFORE, NUMBERS OF THE FINANCIAL STATEMENTS ARE COMPARABLE, IN THE SAME
CURRENCY, FOR LAST YEARS AND ACTUAL ONES. CONSEQUENTLY, PREVIOUS
YEARS FINANCIAL STATEMENTS HAVE BEEN RESTATED AND THEIR NUMBERS DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THEIR RESPECTIVE YEAR.

B)	CONVERSION FIGURES OF FOREIGN SUBSIDIARIES  IS DONE IN ACCORDANCE
WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLAION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY, THE
TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES" METHOD.

1.3 VALUATION OF TEMPORARY INVESTMENTS.

THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED IN THE INCOME STATEMENT.

1.4 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE EXCHANGE RATE OF THE CLOSING DATE OF THE PERIOD. EXCHANGE RATE AS OF JUNE 30ST.,2005 WAS $10.7752.



STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE PARTICIPATION METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)             PARTICIPATION           ACTIVITY
COMPANIA PAPELERA DE ATENQUIQUE,        98%            MANUFACTURING OF PAPER AND
S.A. DE C.V.                                           CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           PAPER PACKAGING & MULTI-WALL
                                                       BAGS AND SACKS
GRUPO PIPSAMEX, S.A. DE C.V. AND       100%            MANUFACTURING OF NEWSPRINT
SUBSIDIARIES                                           AND BOND PAPER
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES & CONTAINERS
                                                       AND CORRUGATED CARDBOARD
                                                       PACKAGES
PORTEADORES DE DURANGO, S.A. DE                        HAULING FREIGHT
C.V. AND SUBSIDIARIES                  100%
PONDEROSA INDUSTRIAL DE MEXICO,                        MANUFACTURING OF PLYWOOD AND
S.A. DE C.V.                           100%            PARTICLEBOARD
DURANGO INTERNACIONAL, S.A.            100%            MANUFACTURING OF CORRUGATED
DE C.V.                                                PAPER PACKAGING


PROPERTY, PLANT AND EQUIPMENT:

PLANT AND EQUIPMENT ARE INITIALLY RECORDED AT ACQUISITION COST AND
ARE RESTATED USING THE NCPI. FOR FIXED ASSETS OF FOREIGN ORIGIN, RESTATED ACQUISITION COST EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN IS CONVERTED INTO MEXICAN PESOS AT THE MARKET ECHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.

DEPRECIATION:
DEPRECIATION IS CALCULATED ACCORDINGLY WITH THE RESTATED VALUE OF THE ASSETS AND ITS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES, FROM 23 TO 40 YEARS.



STOCKHOLDERS EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY RESERVES AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX
(NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF JUNE 30ST., 2005.

FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111



DEFERRED TAXES:

AS OF JANUARY 1st., 2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES") THE COMPANY RECOGNIZED AS OF THAT DATE (JANUARY 1st.2000) THE INITIAL EFFECT OF DEFERRED TAXES ARISING FROM TEMPORARY DIFFERENCES (IN FAVOR OR AGAINST).
IN SUB-SEQUENT PERIODS, THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN. TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX USING THE APPLICABLE INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN
BOOK AND TAX VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS.



INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OAXLEY ACT UIT ADVISE FROM EXPERT CONSULTANTS.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  August 26, 2005			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer